

SWAMP LAKE RESIDUAL GRAVITY
Topographic Contour Intervals: 1 & 5 metres
Survey noise level ~ 0.1 mgal
5359500 mN
5359000 mN
5358500 mN
5358000 mN
5357500 mN
476000 mE
476500 mE
477000 mE
477500 mE
Felsic volcanics
Au 455
Au 195
SG06-02
VLF Conductors
Graphitic sediments
Till anomaly
304 ppm Cu
(Norminex 1996)
SG06-04
SG06-03
Au 160
Altered felsics
0.33% Na2O
9.58% K2O
4,940 ppm Ba
Au 130
Graphitic sediments
SG06-01
SIL-SER-PY
alteration
DDH VL96-1
did not intersect
alteration zone
CuTill 304
Gabbro
Au 1685
Au 105
Zn 570
SIL-SER-PY
alteration
VLF Conductor
Sediments
Graphitic sediments
Residual
(mGals)
Au 450
Profiles scales
Mafic volcanics and sediments
Au 210
Residual Gravity
Swamp Grid
from preliminary report
for Crosshair Exploration and Mining
by Ken Robertson - Oct. 2005
CROSSHAIR
EXPLORATION & MINING
Project: Victoria Lake
Swamp Grid Residual Gravity
Compilation - Proposed Drill Holes
Drawn: J.W. Pickett
NTS:
Scale: 1:10,000
DATUM NAD27
Date: Oct 2005